First Quarter 2018 Earnings Release

BMO Financial Group Reports Net Income of $973 million for First Quarter of 2018

Financial Results Highlights:

First Quarter 2018 Compared with First Quarter 2017:

•	Net income of $973 million, down 35% reflecting a revaluation of the U.S. net deferred tax asset of $425 million related to U.S. tax reform and a net gain in the prior year

•	Adjusted net income[1] of $1,422 million, down 7% reflecting the net gain in the prior year

•	EPS[2] of $1.43, down 36%; adjusted EPS[1,2] of $2.12, down 7%

•	Good operating performance in retail businesses

•	Provisions for credit losses (PCL) of $141 million, including a $33 million recovery of credit losses on performing loans[3], compared with $167 million in the prior year

•	Common Equity Tier 1 Ratio of 11.1%

Toronto, February 27, 2018 – For the first quarter ended January 31, 2018, BMO Financial Group recorded net income of $973 million or $1.43 per share on a reported basis, and net income of $1,422 million or $2.12 per share on an adjusted basis.

“BMO had a good start to the year, with adjusted net income of $1.4 billion and adjusted earnings per share of $2.12. These results reflect strong operating revenue growth in Personal and Commercial Banking in Canada and the U.S., driven by good loan and deposit growth and the benefit of higher interest rates, as well as strong credit performance which is reflective of our consistent approach to effective risk management and building deep, long-term customer relationships,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“The constructive economic environment, particularly in the U.S., plays to the strengths of our business mix, with another quarter of increased contribution from our U.S. segment, which grew at a higher rate than the bank overall. We have made progress against our strategic areas of focus, including making the bank more efficient and continuing to invest in our digital agenda, our people and our communities. Looking ahead, we see attractive opportunities to deliver organic growth and achieve our financial objectives,” concluded Mr. White.

Reported net income in the quarter included a $425 million (US$339 million) charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act 4, which had a negative impact of approximately 29% on reported net income growth, and $0.65 to earnings per share. As previously disclosed, this is a one-time non-cash charge resulting from the reduction in the U.S. federal tax rate. Going forward, there is expected to be a benefit from the lower tax rate on BMO’s future U.S. earnings.

Net income in the prior year included a net gain of $133 million, attributed to a $168 million gain on the sale of Moneris US and a $35 million loss on the sale of a portion of the U.S. indirect auto loan portfolio. The net gain had a negative impact of approximately 9% on reported and adjusted net income growth.

Return on equity (ROE) was 9.4% compared with 14.9% in the prior year, and adjusted ROE was 13.9% compared with 15.3%. Return on tangible common equity (ROTCE) was 11.5% compared with 18.5% in the prior year, and adjusted ROTCE was 16.7% compared with 18.6%.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.
(3)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. Refer to the Changes in Accounting Policies section on page 22 of our First Quarter 2018 Report to Shareholders for further details.
(4)	See the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 114 of BMO’s 2017 Annual Report. For further information see the Other Regulatory Developments section on page 24 of our First Quarter 2018 Report to Shareholders.

  Note: All ratios and percentage changes in this document are based on unrounded numbers.

Concurrent with the release of results, BMO announced a second quarter 2018 dividend of $0.93 per common share, unchanged from the preceding quarter and up $0.05 per share or 6% from a year ago. The quarterly dividend of $0.93 per common share is equivalent to an annual dividend of $3.72 per common share.

Our complete First Quarter 2018 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended January 31, 2018, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Operating Segment Overview

Canadian P&C

Reported net income of $647 million decreased $97 million or 13% and adjusted net income of $647 million decreased $98 million or 13% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. A gain on the sale of Moneris US in the prior year had a negative impact of approximately 25% on net income growth. Good operating revenue growth and a gain related to the restructuring of Interac Corporation was partially offset by higher expenses, including a legal reserve, in the current quarter.

During the quarter, we continued to enhance our digital capabilities, introducing BMO for Amazon Alexa, which allows customers with Alexa-enabled devices to access information such as nearby BMO automated teller machine locations, up-to-date foreign exchange rates and information on BMO products.

U.S. P&C

Reported net income of $310 million increased $61 million or 24% and adjusted net income of $321 million increased $60 million or 23% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income of US$247 million increased US$59 million or 31% from a year ago and adjusted net income of US$256 million increased US$59 million or 30%, mainly due to higher revenue, including the impact of a prior year US$27 million after-tax loss on a loan sale, the more favourable tax rate as a result of U.S. tax reform and a lower provision for credit losses, partially offset by higher expenses. The prior year loss on the loan sale contributed approximately 16% to reported and adjusted net income growth.

BMO Harris Bank earned an Outstanding rating for the Community Reinvestment Act performance from the Office of the Comptroller of the Currency, recognizing the bank’s commitment to help support low- and moderate- income communities.

BMO Wealth Management

Reported net income was $266 million compared to $269 million a year ago, and adjusted net income was $276 million compared to $284 million a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $184 million increased $20 million or 12% from a year ago and adjusted net income of $194 million increased $15 million or 8%, primarily due to business growth and improved equity markets, partially offset by higher expenses. Insurance net income was $82 million compared to $105 million last year primarily due to more favourable market movements in the prior year, partially offset by underlying business growth.

The strength of BMO Asset Management’s Exchange Traded Funds (ETF) business was recognized at the 2017 Thomson Reuters Lipper Fund Awards, with seven BMO ETFs claiming top honours, recognizing top risk-adjusted performing funds relative to peers.

BMO Capital Markets

Reported and adjusted net income were $271 million compared to $367 million in the prior year, primarily due to lower revenue from our Trading Products business following record revenue performance in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets.

BMO Capital Markets was named Best Bank for the Canadian Dollar for the seventh consecutive year by FX Week. We also partnered with the World Bank as joint lead manager on its inaugural Sustainable Development Bond to raise awareness for women and girls’ empowerment, raising $1 billion.

Corporate Services

Corporate Services net loss for the quarter was $521 million compared with a net loss of $141 million a year ago. Corporate Services adjusted net loss for the quarter was $93 million compared with an adjusted net loss of $127 million a year ago. Adjusted results exclude the one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset of $425 million in the current quarter and acquisition integration costs in both periods. Adjusted results increased mainly due to above-trend taxes in the prior year, as well as higher revenue excluding the taxable equivalent basis (teb) adjustment and lower expenses in the current quarter. Reported results decreased due to the U.S. net deferred tax asset revaluation charge in the current quarter, partially offset by the drivers noted above.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.1% at January 31, 2018.

The CET1 Ratio decreased from 11.4% at the end of the fourth quarter as retained earnings growth was more than offset by business growth and share repurchases during the quarter. The impact of the revaluation of our U.S. net deferred tax asset was a decrease of approximately 17 basis points in the CET1 Ratio.

BMO Financial Group First Quarter Earnings Release 2018 1

Provision for Credit Losses

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. The provision for credit losses on impaired loans under IFRS 9 is consistent with the specific provision under IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) in prior years. The provision for credit losses on performing loans replaces the collective provision under IAS 39. Refer to Note 3 to the unaudited interim consolidated financial statements for an explanation of the provision for credit losses. Prior periods have not been restated.

The total provision for credit losses was $141 million, a decrease of $26 million from the prior year. The provision for credit losses on impaired loans of $174 million increased $7 million reflecting higher provisions in U.S. P&C and lower recoveries in BMO Capital Markets, partially offset by lower provisions in Canadian P&C. There was a reduction in the allowance for credit losses on performing loans this quarter, resulting in a recovery of credit losses of $33 million, primarily in U.S. P&C, as an improved macroeconomic outlook resulted in lower future expected credit losses. In Canada, the macroeconomic outlook was relatively stable.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 BMO Financial Group First Quarter Earnings Release 2018

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance, and providing readers with a better understanding of management’s perspective on our performance. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q1-2018	Q4-2017	Q1-2017

Reported Results
Revenue	5,678	5,655	5,405
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(361)	(573)	(4)
Revenue, net of CCPB	5,317	5,082	5,401
Total provision for credit losses	(141)	(202)	(167)
Non-interest expense	(3,441)	(3,375)	(3,385)
Income before income taxes	1,735	1,505	1,849
Provision for income taxes	(762)	(278)	(361)
Net Income	973	1,227	1,488
EPS ($)	1.43	1.81	2.22

Adjusting Items (Pre-tax) (1)
Amortization of acquisition-related intangible assets (2)	(28)	(34)	(37)
Acquisition integration costs (3)	(4)	(24)	(22)
Restructuring costs (4)	-	(59)	-
Adjusting items included in reported pre-tax income	(32)	(117)	(59)

Adjusting Items (After tax) (1)
Amortization of acquisition-related intangible assets (2)	(21)	(26)	(28)
Acquisition integration costs (3)	(3)	(15)	(14)
Restructuring costs (4)	-	(41)	-
U.S. net deferred tax asset revaluation (5)	(425)	-	-
Adjusting items included in reported net income after tax	(449)	(82)	(42)
Impact on EPS ($)	(0.69)	(0.13)	(0.06)

Adjusted Results
Revenue	5,678	5,655	5,405
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(361)	(573)	(4)
Revenue, net of CCPB	5,317	5,082	5,401
Total provision for credit losses	(141)	(202)	(167)
Non-interest expense	(3,409)	(3,258)	(3,326)
Income before income taxes	1,767	1,622	1,908
Provision for income taxes	(345)	(313)	(378)
Net income	1,422	1,309	1,530
EPS ($)	2.12	1.94	2.28
(1)	Adjusting items are included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets, which is charged to the operating groups.
(2)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 14, 15, 16 and 18 of our First Quarter 2018 Report to Shareholders.
(3)	Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are recorded in non-interest expense.
(4)	Restructuring charge in Q4-2017 as we continued to accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies. Restructuring cost is recorded in non-interest expense.
(5)	For more information on the impact of the U.S. Tax Cuts and Jobs Act see the Other Regulatory Developments section on page 24 of our First Quarter 2018 Report to Shareholders.

  Certain comparative figures have been reclassified to conform with the current year’s presentation.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group First Quarter Earnings Release 2018 3

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for fiscal 2018 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber security, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section on page 79 of BMO’s 2017 Annual MD&A, the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk, which begin on page 86 of BMO’s 2017 Annual MD&A, the discussion in the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 114 of BMO’s 2017 Annual MD&A, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect Bank of Montreal’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 Annual MD&A under the heading “Economic Developments and Outlook”, as updated by the Economic Review and Outlook section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the Economic Review and Outlook section of our First Quarter 2018 Report to Shareholders.

4 BMO Financial Group First Quarter Earnings Release 2018

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2017 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 27, 2018, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto) Passcode: 5126346. A replay of the conference call can be accessed until Tuesday, May 29, 2018, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-3996

Francois Morin, Montreal, francois1.morin@bmo.com, 514-877-1873

Investor Relations Contacts

Jill Homenuk, Head, Investor Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

November 2017: $99.35

December 2017: $100.21

January 2018: $103.06

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6786

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and
disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2017 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2017 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

Annual Meeting 2018 The next Annual Meeting of Shareholders will be held on Thursday, April 5, 2018, in Toronto, Ontario.

BMO Financial Group First Quarter Earnings Release 2018 5